# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelthos Therapeutics Inc., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Suite 110, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001988788

## Reporting persons
- AME Equities LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Ruth Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Pelthos Therapeutics Inc.
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Suite 110, Durham, NC 27703

## Item 2. Person Filing
Name of person filing:
(i) AME Equities LLC, a North Carolina limited liability company ("AME"); and

(ii) Ruth Friedman ("Ms. Friedman").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on March 1, 2024 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file the Schedule 13G, this Amendment No. 1 to Schedule 13G (the "Amendment") and all subsequent amendments to the Schedule 13G and the Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of common stock, par value $0.0001 per share, of the issuer (the "Common Stock") reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2011 Bradford Hall Place, Charlotte, NC 28270.
Citizenship: AME is a North Carolina limited liability company. Ms. Friedman is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and to amend Item 5 of the Schedule 13G accordingly. This Amendment constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment and is incorporated herein by reference for each such Reporting Person. None of the Reporting Persons beneficially owns any shares of Common Stock.

Ms. Friedman, as the manager of AME, has shared power to vote and/or dispose of any shares of Common Stock beneficially owned by AME. By reason of the provisions of Rule 13d-3 of the Act, Ms. Friedman may be deemed to beneficially own any shares of Common Stock beneficially owned by AME.
Percent of class: 0 %
Sole power to vote or to direct the vote:
(A) AME: 0.00

(B) Ms. Friedman: 0.00
Shared power to vote or to direct the vote:
(A) AME: 0.00

(B) Ms. Friedman: 0.00
Sole power to dispose or to direct the disposition:
(A) AME: 0.00

(B) Ms. Friedman: 0.00
Shared power to dispose or to direct the disposition:
(A) AME: 0.00

(B) Ms. Friedman: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AME Equities LLC: /s/ Ruth Friedman, Ruth Friedman, Manager of AME Equities LLC (08/13/2025)
- Ruth Friedman: /s/ Ruth Friedman, Ruth Friedman (08/13/2025)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated March 1, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on March 1, 2024).